Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103-7018 Telephone 215-564-8000 Fax 215-564-8120 www.stradley.com

Mark A. Sheehan, Esq.
(215) 564-8027
msheehan@stradley.com

May 19, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:	Raymond Be, Esq. Senior Counsel

Re:	Global X Funds File No. 333-151713, 811-22209

Dear Mr. Be:

On behalf of Global X Funds (the “Registrant” or the “Trust”), and its series, the Global X S&P Catholic Values Developed ex-U.S. ETF (the “Fund”), included in Post-Effective Amendment No. 594 (the “Amendment”) to the Registrant’s registration statement on Form N-1A (the “Registration Statement”), below you will find the Registrant’s responses to the comments that you had conveyed to the undersigned on April 28, 2020 with regard to the Amendment.  The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 13, 2020, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).
Below we have summarized your comments, in italics, and presented the Registrant’s response to each comment.  The responses will be incorporated into a post-effective amendment filing to the Registration Statement to be made pursuant to Rule 485(b) under the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

U.S. Securities and Exchange Commission
Attention: Raymond Be, Esq.
May 19, 2020

PROSPECTUS
PRINCIPAL INVESTMENT STRATEGIES
1.
Comment: With regard to the sentence “The Underlying Index then reweights the remaining constituents so that the Underlying Index’s sector exposures match the sector exposures of the S&P EPAC ex-Korea Large Cap Index,” please disclose the S&P EPAC ex-Korea Large Cap Index reweighting criteria, including the criteria used to determine sector exposure.

Response: The Registrant notes that it has updated its principal investment strategy to clarify the nature of the S&P EPAC ex-Korea Large Cap Index and to clarify that the S&P EPAC ex-Korea Large Cap Index does not target sector exposures, as follows:
The Underlying Index is designed to provide exposure to developed market equity securities outside the U.S. while maintaining alignment with the moral and social teachings of the Catholic Church. The Underlying Index is based on the S&P EPAC ex-Korea Large Cap Index ~~and generally comprises approximately 500 developed market ex-U.S. listed common stocks~~ a benchmark index that provides exposure to the large capitalization segment of developed markets within the Europe and Asia Pacific regions, excluding Korea  The S&P EPAC ex-Korea Large Cap Index does not target any specific sector exposure.   All index constituents are members of the S&P EPAC ex-Korea Large Cap Index and follow the eligibility criteria for that index. From this starting universe, constituents are screened to exclude companies involved in activities which are perceived to be inconsistent with Catholic values as outlined in the Socially Responsible Investment Guidelines of the United States Conference of Catholic Bishops ("USCCB"). The Underlying Index then reweights the remaining constituents so that the Underlying Index’s sector exposures match the current sector exposures of the S&P EPAC ex-Korea Large Cap Index.

SUMMARY OF PRINCIPAL RISKS
2.
Comment: The Staff notes that the principal risks appear in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield, and total return. Please note that after listing the most significant risks for the Fund, the remaining risks may be alphabetized. See ADI 2019-08, “Improving Principal Risks Disclosure” at www.sec.gov.

Response: The Registrant acknowledges the Staff’s views on alternative approaches in disclosure presentation, however, after consideration of the issues, the Registrant believes its approach is consistent with and sufficiently responsive to the requirements of Form N-1A at present. The Registrant respectfully declines to make the requested change at this time.

U.S. Securities and Exchange Commission
Attention: Raymond Be, Esq.
May 19, 2020

3.
Comment: Significant market events have occurred since the Amendment was filed, namely as a result of the COVID-19 pandemic. Given that this is a fund that invests specifically in markets that may be destabilized as a consequence of the COVID-19 pandemic, please consider whether the Fund’s disclosures, including its risk disclosure, should be revised based on how these events are affecting both equity and debt markets. If the Registrant believes that no additional disclosure is warranted, please supplementally explain.

Response: The Registrant notes that the Amendment had contained updated “Geographic Risk” and “Recent Market Conditions” disclosure intended to reflect the effects of the COVID-19 pandemic on equity and debt markets. For your reference, that disclosure is set forth below. In addition, the Registrant notes that it has updated its “Market Risk” disclosure to reflect the effect of the COVID-19 pandemic on debt markets as follows:
SUMMARY OF PRINCIPAL RISKS

Geographic Risk: A natural, biological or other disaster could occur in a geographic region in which the Fund invests, which could affect the economy or particular business operations of companies in the specific geographic region, causing an adverse impact on the Fund’s investments in the affected region or in a region economically tied to the affected region. The securities in which the Fund invests and, consequently, the Fund are also subject to specific risks as a result of their business operations, including, but not limited to:

Market Risk: Turbulence in the financial markets and reduced liquidity may negatively affect issuers, which could have an adverse effect on the Fund. If the securities held by the Fund experience poor liquidity, the Fund may be unable to transact at advantageous times or prices, which may decrease the Fund’s returns. In addition, there is a risk that policy changes by ~~the U.S. Government,~~ central governments and governmental agencies, including the Federal Reserve~~,~~ or the ~~other government actors~~European Central Bank, which could include increasing interest rates, could cause increased volatility in financial markets and lead to higher levels of Fund redemptions, which could have a negative impact on the Fund. Furthermore, local, regional or global events such as war, acts of terrorism, the spread of infectious illness or other public health issues, recessions, or other events could have a significant impact on the Fund and its investments and trading of its Shares. The Fund’s NAV could decline over short periods due to short-term market movements and over longer periods during market downturns.

A FURTHER DISCUSSION OF PRINCIPAL RISKS

Geographic Risk

U.S. Securities and Exchange Commission
Attention: Raymond Be, Esq.
May 19, 2020

Geographic risk is the risk that the Fund’s assets may be concentrated in countries located in the same geographic region. This concentration will subject the Fund to risks associated with that particular region, or a region economically tied to that particular region, such as a natural, biological or other disaster. Outbreaks of contagious viruses and diseases may reduce business activity or disrupt market activity, and have the potential to exacerbate market risks in the countries and regions in which they occur. The securities in which the Fund invests and, consequently, the Fund are also subject to specific risks as a result of their business operations, including, but not limited to:

Market Risk

Market risk is the risk that the value of the securities in which the Fund invests may go up or down in response to the prospects of individual issuers and/or general economic conditions. Turbulence in the financial markets and reduced market liquidity may negatively affect issuers, which could have an adverse effect on the Fund. If the securities held by the Fund experience poor liquidity, the Fund may be unable to transact at advantageous times or prices, which may decrease the Fund’s returns. In addition, there is a risk that policy changes by ~~the U.S. Government,~~ central governments and governmental agencies, including the Federal Reserve~~,~~ or ~~other government actors~~European Central Bank, which could include increasing interest rates, could cause increased volatility in financial markets and lead to higher levels of Fund redemptions, which could have a negative impact on the Fund. Furthermore, local, regional or global events such as war, acts of terrorism, the spread of infectious illness or other public health issue, recessions, or other events could have a significant impact on the Fund and its investments and trading of its Shares. The Fund’s NAV could decline over short periods due to short-term market movements and over longer periods during market downturns.

STATEMENT OF ADDITIONAL INFORMATION – INVESTMENT OBJECTIVE, STRATEGIES AND RISK
RECENT MARKET CONDITIONS. Although the Fund seeks to achieve its investment objective, the performance of the Fund is subject to general market conditions.
Heading into Q4 2018, market participants largely expected a hawkish Federal Reserve to continue its rising rate cycle. However, prompted by sluggish growth and amidst contemporaneous urging by the U.S. government’s executive branch, the Federal Reserve cut rates three times in 2019. The consequences were felt throughout the course of the year and across financial markets. This loosening of monetary policy comes after four rate increases in 2018.  The Federal Reserve also restarted asset purchases in September of 2019. During Q1 2020, in response to the COVID-19 outbreak, the Federal Reserve shifted to a more dovish interest rate policy. Further interest rate cuts are likely to be

U.S. Securities and Exchange Commission
Attention: Raymond Be, Esq.
May 19, 2020

considered during 2020. At this point, it is difficult to predict the impact of these stimulative actions and any future rate movements on various markets.
Outside of the U.S., low growth and inflation prompted more easing from central banks in 2019. The European Central Bank began injecting €20 billion a month into the economy after halting asset purchases at the end of 2018, while the Bank of Japan signaled they were open to further interest rate cuts in the future, and China’s slowing economic growth prompted the People’s Bank of China’s first loan rate cut in three years. These actions suppressed yields on fixed income assets globally and increased bond returns. It is possible that current monetary easing may reduce available tools for central banks to support future growth, particularly if the global economy were to fall into a recession.
Consumer spending in 2019 proved resilient, bolstered by strong employment figures, low interest rates, and falling oil prices, but business investment remained muted by trade uncertainties, notwithstanding low interest rates and increasing margin pressures that would typically drive investment into areas that can reduce long-run costs and/or increase productivity.
An outbreak of an infectious respiratory illness caused by a novel coronavirus known as COVID-19 was first detected in China in December 2019 and has subsequently been detected globally. This coronavirus has resulted in travel restrictions, closed some international borders, enhanced health screenings at ports of entry and elsewhere, disruption of and delays in healthcare service preparation and delivery, prolonged quarantines, cancellations, supply chain disruptions, and lower consumer demand, as well as general concern and uncertainty. It is possible that public health crises caused by the COVID-19 outbreak may exacerbate other pre-existing political, social and economic risks in certain countries or globally. The duration of the COVID-19 outbreak and its effects cannot be determined with certainty as of the date of this SAI.
It is impossible to predict the effects of these or similar events in the future on the Fund, though it is possible that these or similar events could have a significant adverse impact on the NAV and/or risk profile of the Fund.

4.
Comment: With regard to the disclosure of “Catholic Values Investing Risk,” it is unclear what the risk of Catholic values investing actually is. Please revise the risk disclosure so the risk factors are clearer.

Response: The Registrant supplementally notes that an investment objective of certain investors in the Fund may be to invest in a manner consistent with his or her interpretation of Catholic social teachings.  The Registrant notes that it has updated its “Catholic Values Investing Risk” disclosure as follows:
Catholic Values Investing Risk: The Fund invests in securities that meet the Underlying Index’s investment criteria by excluding the securities of companies based on such company's

U.S. Securities and Exchange Commission
Attention: Raymond Be, Esq.
May 19, 2020

involvement in one or more activities deemed by the investment criteria to be inconsistent with Catholic teachings.  There can be no guarantee that the activities of the companies included in the Underlying Index will align with the moral and social teachings of the Catholic Church, or that the Underlying Index’s investment criteria will align fully with all interpretations of Catholic social teachings. To the extent an investor intends to invest in a manner consistent with his or her interpretation of Catholic social teachings, an investment in the Fund may fail to achieve such objective.

5.
Comment: With regard to the reference to “the U.S. Government, Federal Reserve, or other government actors” in the disclosure of “Market Risk,” please explain how policy changes by the U.S. government and U.S.-related entities may impact an ex-U.S. fund.

Response: The Registrant notes that it has updated its “Market Risk” disclosure as noted above in response to this comment.

A FURTHER DISCUSSION OF PRINCIPAL RISKS
6.
Comment: With regard to the reference in “Passive Investment Risk” that “the Adviser does not attempt to take defensive positions in declining markets beyond the mechanics built into the Underlying Index,” please supplementally explain what mechanics the Underlying Index uses for taking defensive positions in declining markets.

Response: The Registrant notes that it has updated its “Passive Investment Risk” disclosure as follows:
Passive Investment Risk

The Fund is not actively managed and may be affected by a general decline in market segments relating to the Underlying Index. The Fund invests in securities included in, or representative of, the Underlying Index regardless of their investment merits~~. The~~ and the Adviser does not otherwise attempt to take defensive positions in declining markets ~~beyond the mechanics built into the Underlying Index~~. Unlike many investment companies, the Fund does not seek to outperform its Underlying Index. Therefore, the Fund would not necessarily buy or sell a security unless that security is added or removed, respectively, from the Underlying Index, even if that security generally is underperforming. Maintaining investments in securities regardless of market conditions or the performance of individual securities could cause the Fund’s return to be lower than if the Fund employed an active strategy.

Please do not hesitate to contact me at (215) 564-8027 if you have any questions or wish to discuss any of the responses presented above.

U.S. Securities and Exchange Commission
Attention: Raymond Be, Esq.
May 19, 2020

Respectfully submitted,

/s/ Mark A. Sheehan
Mark A. Sheehan, Esquire

cc:	John Belanger, Esquire Senior Vice President, Head of Product Management Global X Management Company, LLC Eric S. Purple, Esquire Michael E. Schapiro, Esquire